FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending August 02, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



FOR IMMEDIATE RELEASE

               FDA Issues Second Approvable Letter for TreximaTM

GlaxoSmithKline (GSK) (LSE & NYSE: GSK) and POZEN Inc. (NASDAQ: POZN) announced today (2nd August 2007) that the U.S. Food and Drug Administration (FDA) has issued a second approvable letter for TreximaTM (sumatriptan/naproxen sodium). An approvable letter is an official notification from the FDA that contains conditions that must be satisfied prior to obtaining final U.S. marketing approval.

In January 2007, POZEN and GSK responded to the FDA's first approvable letter, submitting additional safety data from clinical trials, data from GSK's database, and additional in vitro preclinical data. In the second approvable letter, no additional information regarding the cardiovascular safety of Trexima was requested. The companies agreed to conduct a prospective study after approval to evaluate the effects on blood pressure during chronic, intermittent treatment.

The FDA has requested that POZEN further address the Agency's concern, prior to approval, about the potential implications from one preclinical in vitro chromosomal aberration study (one of four standard genotoxicity assays) in which genotoxicity was seen for the combination of naproxen sodium and sumatriptan, but not with either component alone. None of the other three standard genotoxicity studies (Ames test, mouse lymphoma TK assay, in vivo mouse micronucleus assay) demonstrated any genotoxicity for the combination of naproxen sodium and sumatriptan.

The companies intend to request a meeting with the FDA as quickly as possible to discuss the necessary steps to address the Agency's concerns.

Trexima was the proposed brand name for the product candidate combining sumatriptan 85 mg, as the succinate salt, formulated with RT TechnologyTM and naproxen sodium 500 mg in a single tablet. Several new names are under consideration at FDA, but pending a final decision on a new name the product will still be referred to as Trexima.

The FDA had previously determined that Trexima is effective as an acute treatment for migraine headaches. POZEN and GSK will continue to work with the FDA on revisions to the proposed package insert and the proposed trade name.

S M Bicknell

Company Secretary

2nd August 2007

About Imitrex(R) (sumatriptan succinate) Tablets

Imitrex  is a  prescription  medication  indicated  for the acute  treatment  of migraine in adults. Imitrex should only be used when a clear diagnosis of migraine has been established. Patients should not take Imitrex if they have certain types of heart disease, history of stroke or TIAs, peripheral vascular disease, Raynaud syndrome, or blood pressure that is uncontrolled. Patients with risk factors for heart disease, such as high blood pressure, high cholesterol, diabetes or are a smoker, should be evaluated by a doctor before taking Imitrex. Very rarely, certain people, even some without heart disease, have had serious heart related problems. Patients who are pregnant, nursing, or taking medications should talk to their doctor.

About Naproxen Sodium

Naproxen sodium is a non-steroidal anti-inflammatory drug (NSAID) and is contained in Anaprox(R), Anaprox DS(R), Naprelan(R), Aleve(R) and in a number of over-the-counter medications. Naproxen sodium is indicated for the treatment of rheumatoid arthritis, osteoarthritis, ankylosing spondylitis and juvenile arthritis. It is also indicated for the treatment of tendinitis, bursitis, acute gout and for the management of pain and primary dysmenorrhea. Naproxen-containing products should not be used by patients who have had allergic reactions to any product containing naproxen, nor in patients in whom aspirin or other NSAIDs induce the syndrome of asthma, rhinitis, and nasal polyps. Patients who have a history of peptic ulcer or gastrointestinal bleeding, kidney problems, uncontrolled hypertension or heart failure should consult a physician before using naproxen-containing medications. NSAIDs may cause increased risk of serious cardiovascular thrombotic events, myocardial infarction and stroke. This risk may increase with duration of use and in patients with cardiovascular disease or risk factors for cardiovascular disease. Serious gastrointestinal toxicity such as bleeding, ulceration and perforation can occur at any time in patients treated chronically with NSAID therapy and physicians should remain alert for such effects even in the absence of previous GI tract symptoms. Patients who are pregnant or are nursing should consult a physician before use of a naproxen-containing medication.

About GlaxoSmithKline (LSE & NYSE: GSK)

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For detailed company information, see GlaxoSmithKline's website: www.gsk.com.

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the 'Business Review' in the company's Annual Report on Form 20-F for 2006.

About POZEN (NASDAQ: POZN)

POZEN is a pharmaceutical company committed to developing therapeutic advancements for diseases with unmet medical needs where it can improve efficacy, safety, and/or patient convenience. Since its inception, POZEN has focused its efforts primarily on the development of pharmaceutical products for the treatment of acute and chronic pain, migraine and other pain related conditions. POZEN is also exploring the development of product candidates in other pain-related therapeutic areas. POZEN has development and a commercialization alliance with GlaxoSmithKline. The company's common stock is traded on The Nasdaq Stock Market under the symbol "POZN". For detailed company information, including copies of this and other press releases, see POZEN's website: www.pozen.com.

Safe Harbor Statement

Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that POZEN's actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to those discussed in our Quarterly Report on Form 10-Q for the period ended March 31, 2007.

Enquiries:


GlaxoSmithKline

UK Media:                             Philip Thomson                     (020) 8047 5502
                                      Claire Brough                      (020) 8047 5502
                                      Joss Mathieson                     (020) 8047 5502

US Media:                             Nancy Pekarek                      (215) 751 7709
                                      Alice Hunt                          (215) 751 7709

European Analyst/Investor:            Sally Ferguson                     (020) 8047 5543
                                      David Mawdsley                     (020) 8047 5564



US Analyst/ Investor:                 Frank Murdolo                      (215) 751 7002
                                      Tom Curry                          (215) 751 5419

Pozen Inc
Investors                             Bill Hodges                        (919) 913 1030

                                      Chief Financial Officer,

Media                                 Fran Barsky,                       (919) 913 1044
                                      Director, Investor Relations
                                      Sheryl Seapy,                      (949) 608 0841
                                      Pure Communications,


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: August 02, 2007                                     By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc